FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Averitt (Last) **Richard** (First) **G.** (Middle)

880 Carillon Parkway (Street)

St. Petersburg (City) **FL** (State) **33716** (ZIP)

2. Issuer Name and Ticker or Trading Symbol: **Raymond James Financial (RJF)**

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year: **Sept. 2002**

5. If Amendment Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
_______ Director ______ 10% Owner
___X___ Officer (give title below) ______ Other (specify below)
Chairman & CEO of RJFS.

7. Individual orJoint/Group Filing (Check Applicable Line)
_X_ Form filed by One Reporting Person
__ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Amount	(A) or (D)	Price			
RJF Common Stock						**82,111**	**D**	
RJF Common Stock						**15,920**	**I**	**ESOP**

NO UNREPORTED ACTIVITY

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)
SEC 2270 (9-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned

FORM 5 (continued)

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisible	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)						Current	1/18/2003	Common stock	4,800	22.1667			
Employee Stock Option (Right to buy)						11/18/2002	1/18/2003	Common stock	1,200	22.1667			
Employee Stock Option (Right to buy)						11/18/2002	1/18/2005	Common stock	2,400	20.6250			
Employee Stock Option (Right to buy)						11/18/2003	1/18/2005	Common stock	800	20.6250			
Employee Stock Option (Right to buy)						11/18/2004	1/18/2005	Common stock	800	20.6250			
Employee Stock Option (Right to buy)						11/28/2004	1/28/2007	Common stock	2,609	32.0000			
Employee Stock Option (Right to buy)						11/28/2005	1/28/2007	Common stock	2,191	32.0000			
Employee Stock Option (Right to buy)						11/28/2006	1/28/2007	Common stock	1,200	32.0000	16,000	D	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations,
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ RICHARD A. AVERITT   October 7, 2002

**Signature of Reporting Person   Date

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